

DIVISION OF
CORPORATION FINANCE

July 11, 2013

Gary Riccio
Chief Executive Officer and
    Principal Financial Officer
BioPharma Manufacturing Solutions, Inc.
1443 Marion Way, #51G
Seal Beach, California 90740

       Re: BioPharma Manufacturing Solutions, Inc. (Company)

           Registration Statement on Form S-1
           File No.: 333-184494

           Form 8-K dated October 11, 2012
           File No.: 000-54423

Dear Mr. Riccio,

Your letter that was emailed to us on June 28, 2013 responds to the staff's prior letter dated March 7, 2013 and the staff's comments on your registration statement filed pursuant to the Securities Act of 1933 (1933 Act IPO). As previously noted, the Company qualifies as an Emerging Growth Company under the JOBS Act, and also as a Smaller Reporting Company subject to Article 8 of Regulation S-X. Your letter addresses the financial statements of BPECS you propose to provide in the Company's 1933 Act IPO, in its Form 8-K reporting the acquisition of BioPharmaceutical Process Engineering and Consulting Services (BPECS) on October 11, 2012 (BPECS is the predecessor of the Company), and in its 2012 Form 10-K when filed.

You note that BPECS consisted of the components of GMR Engineering, Inc. (GMR) which provided consulting, design and engineering services, and that GMR continues to exist as a separate entity with significant manufacturing assets and operations. Therefore, you propose to provide carve-out financial statements of BPECS, rather than the full financial statements of GMR. Based on the information provided in your letter or previously, we will not object to this proposal.

Your letter includes draft carve-out financial statements of BPECS for the period from January 1, 2012 through October 10, 2012 and for the year ended December 31, 2011. We will not object to omission of audited financial statements of BPECS for 2010 in reliance on Rule 3-06 of Regulation S-X. The carve-out balance sheet should include all assets and liabilities of the BPECS business regardless of whether they were acquired or assumed by the Company (for example, accounts receivable from customers, accounts payable and accrued liabilities). The carve-out statements of operations should include not only direct expenses of the BPCES business, but also an allocation of all other expenses of GMR pursuant to SAB Topic 1.B (for example, payroll taxes, employee benefits, corporate overhead, depreciation and interest expense).

Since you did not file the required financial statements of BPECS and pro forma financial information within the extended time period provided by Form 8-K, we will not consider them to have been timely filed.

Further, until you file full audited carve-out financial statements of the acquired BPECS business which is the Company's predecessor for the time span required under Rules 8-02 and 8-03 of Regulation S-X and the pro forma financial information required under Rule 8-05 of Regulation S-X, we will not declare effective any registration statements.

In addition, the Company should not make offerings under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements.

The staff's conclusions are based solely on the information included in your letter or previously provided. Different or additional material information could lead to different conclusions. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Leslie A. Overton
Associate Chief Accountant